Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS OF THE ROUSE COMPANY LP, A SUBSIDIARY

OF GENERAL GROWTH PROPERTIES, INC.

(Debtor-in-Possession)

The following is unaudited consolidated financial information for our subsidiary, The Rouse Company LP (“TRCLP”), as of September 30, 2010 and December 31, 2009 and for the nine months ended September 30, 2010 and 2009.

Debtors in Possession

As we had significant past due, or imminently due, and certain cross-collateralized or cross-defaulted debt, GGP, the Operating Partnership and certain of GGP’s domestic subsidiaries, including TRCLP and certain of TRCLP’s subsidiaries (collectively, the “Debtors”), filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (“Chapter 11”) in the Southern District of New York (the “Bankruptcy Court”) in April 2009 (collectively, the “Chapter 11 Cases”).  However, neither GGMI, certain of GGP’s wholly-owned subsidiaries, nor any of our joint ventures, (collectively, the “Non-Debtors”) either consolidated or unconsolidated, sought such protection.

Pursuant to Chapter 11, a debtor is afforded certain protection against its creditors and creditors are prohibited from taking certain actions (such as pursuing collection efforts or proceeding to foreclose on secured obligations) related to debts that were owed prior to the commencement of the Chapter 11 Cases.  Accordingly, although the commencement of the Chapter 11 Cases triggered defaults on substantially all debt obligations of the Debtors, creditors are stayed from taking any action as a result of such defaults.  These pre-petition liabilities will be settled under the plan of reorganization discussed below.

On August 17, 2010, GGP filed with the Bankruptcy Court its third amended and restated disclosure statement and the plan of reorganization, as supplemented by the plan of reorganization supplement filed September 30, 2010 and as modified on October 21, 2010 (the “Plan”) for the 126 Debtors currently remaining in the Chapter 11 Cases (the “TopCo Debtors”).  On October 21, 2010, the Bankruptcy Court entered an order confirming the Plan.  Pursuant to the Plan, GGP will reorganize into a new company (“New GGP”) at the date of GGP’s emergence from bankruptcy (the “Effective Date”), which is currently expected to be on November 8, 2010.  The Plan provides that prepetition creditors will be satisfied in full and equity holders will receive current equity in New GGP and a distribution of equity in The Howard Hughes Corporation (“THHC”), a newly formed real estate company.  After such distribution, THHC will be a publicly-held company, majority-owned by our existing stockholders. Its assets are expected to consist of the following:

•                  four master planned communities with an aggregate of approximately 14,700 remaining saleable acres;

•                  nine mixed-use development opportunities comprised of 1,129 acres;

•                  four mall developmental projects comprised of 647 acres;

•                  seven redevelopment-opportunity retail malls with approximately 1 million square feet of existing gross leasable space; and

•                  interests in eleven other real estate assets or projects.

Through September 30, 2010, of the total 388 Debtors with approximately $21.83 billion of debt that filed in 2009 for Chapter 11 protection, 262 Debtors owning 146 properties with $14.89 billion of secured mortgage loans filed consensual plans of reorganization and emerged from bankruptcy (the “Emerged Debtors”).  TRCLP indirectly owns 38 Emerged Debtor operating properties through 81 Debtors with approximately $5.11 billion of secured debt.  During the nine months ended September 30, 2010, 149 Debtors owning 96 properties with $10.23 billion of secured debt emerged from bankruptcy, while 113 Debtors owning 50 properties with $4.66 billion of secured debt had emerged from bankruptcy as of December 31, 2009.  Included in those numbers were 44 TRCLP Debtors owning 22 properties with $3.46 billion of secured debt that emerged from bankruptcy during the nine months ended September 30, 2010, and 37 Debtors owning 16 properties with $1.65 billion of secured debt that had emerged from bankruptcy as of December 31, 2009.  In addition, as the result of a consensual agreement reached in the third quarter of 2010 with lenders of certain of our corporate debt, we recognized $83.7 million of additional interest expense for the three months ended September 30, 2010.  Included in that additional interest expense amount was $12.6 million recognized at TRCLP.

The consolidated financial information contained herein does not give effect to the Plan and related restrictive transactions, including the distribution of THHC, or acquisition accounting.  The Plan provides for the reinstatement of $1.04 billion TRCLP Bonds and the issuance of an additional $608.7 million new 6.75% replacement bonds.  The TRCLP bonds contain various covenants, including ratios of secured debt to gross assets and total debt to gross assets.  The restructuring transactions include the distribution and contribution of various assets by and between GGP and TRCLP in order to assure continued compliance with such covenants following emergence.  Following our emergence from bankruptcy, it will be difficult to compare certain information reflecting our results of operations and financial condition to those for historical periods prior to emergence from bankruptcy.

Until the Effective Date, there will continue to be substantial doubt as to our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, as a result of the Chapter 11 Cases, such realization of assets and satisfaction of liabilities are subject to a significant number of uncertainties. Our consolidated financial statements do not reflect any adjustments related to the recoverability of assets and satisfaction of liabilities that might be necessary should we be unable to continue as a going concern.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TRCLP, its subsidiaries and joint ventures in which it has a controlling interest. For consolidated joint ventures, the noncontrolling partner’s share of the assets, liabilities and operations of the joint ventures (generally computed as the joint venture partner’s ownership percentage) is included in noncontrolling interests in consolidated real estate affiliates as a permanent element of capital. All significant intercompany balances and transactions have been eliminated.

In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. The results for the interim period ended September 30, 2010 are not necessarily indicative of the results to be obtained for the full fiscal year.

Reclassifications

Certain amounts in the 2009 Consolidated Financial Statements have been reclassified to conform to the current period presentation.  Specifically, we reclassified $34.7 million of cleaning, landscaping and refuse removal expenses for the nine months ended September 30, 2009 from property maintenance costs to other property operating costs.

Accounting for Reorganization

The generally accepted accounting principles related to financial reporting by entities in reorganization under the Bankruptcy Code provides that if a debtor, or group of debtors, has significant combined assets and liabilities of entities which have not sought, or no longer remain under Chapter 11 bankruptcy protection, the debtors and non-debtors should continue to be combined.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, impairment of long-lived assets and goodwill, Fair Value of debt of the Emerged Debtors and cost ratios and completion percentages used for land sales.  Actual results could differ from these and other estimates.

Critical Accounting Policies

Critical accounting policies are those that are both significant to the overall presentation of TRCLP’s financial condition and results of operations and require management to make difficult, complex or subjective judgments.  Our critical accounting policies for the fiscal year ended December 31, 2009 have not changed during the nine months ended September 30, 2010.

MANAGEMENT’S DISCUSSION OF TRCLP OPERATIONS AND LIQUIDITY

Revenues

Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) decreased by $28.2 million in the first nine months of 2010 primarily due to a $17.0 million decrease in tenant recoveries primarily as a result of the conversion of tenants to gross leases and a $12.2 million decrease in minimum rents, primarily as a result of decreases in current year occupancy.  Land sales revenues were $22.1 million and $38.8 million in the first nine months of 2010 and 2009, respectively.  This decrease is primarily due to the $15.0 million bulk sale of remaining single family lots at the Fairwood community in Maryland in the nine months ended September 30, 2009.

Operating expenses

Operating expenses decreased by $295.5 million due primarily to a $275.7 million reduction in provisions for impairment.  In the nine months ended September 30, 2009, we recorded impairment charges related to allocated goodwill of $135.0 million, $47.8 million related to Owings Mills Mall and Owings Mills Two Corporate Center, $52.8 million related to our Fairwood master planned community, $35.5 million related to our West Kendall development parcel, and $7.7 million related to pre-development costs.  In the nine months ended September 30, 2010 we recorded impairment charges of $1.4 million related to Northgate Mall, $1.2 million related to Oviedo Marketplace and $0.5 million related to predevelopment costs.

Interest Expense

The increase in interest expense is primarily due to $12.6 million of additional interest recognized in the nine months ended September 30, 2010 as the result of a consensual agreement reached in the third quarter of 2010 with lenders of certain of our corporate debt as part of our bankruptcy negotiations.

(Provision for) benefit from income taxes

The increase in (provision for) benefit from income taxes for the nine months ended September 30, 2010 was primarily attributable to the recognition of income at our taxable REIT subsidiaries compared to a net loss in the first nine months of 2009 due to, among other items, the Fairwood and West Kendall impairments discussed above.

Equity in income of unconsolidated real estate affiliates

The increase in equity in income of unconsolidated real estate affiliates is primarily due to an increase in net income at GGPLP LLC, in which TRCLP has a 9.3% ownership interest, and an increase in land sales at The Woodlands Partnership for the nine months ended September 30, 2010.

Reorganization Items

Reorganization items are expense or income items that were incurred or realized by the Debtors as a result of the Chapter 11 Cases and are presented separately in the consolidated statements of income and comprehensive income. These items include professional fees and similar types of expenses and gains on liabilities subject to compromise directly related to the Chapter 11 Cases, resulting from activities of the reorganization process, and interest earned on cash accumulated by the Debtors as a result of the Chapter 11 Cases.  However, for the period ended September 30, 2010, this amount primarily reflects only gains or losses resulting from activities of the reorganization process, including gains related to recording the mortgage debt at Fair Value upon emergence from bankruptcy and the gains resulting from agreements reached with certain critical vendors which were ratified by the Bankruptcy Court and for which payments on an installment basis began in July, 2009, all of which are specifically identifiable with individual properties.  Trustee fees have been paid by individual debtors.  Any other allocations of costs have not been made to individual debtors as all other costs remain subject to Bankruptcy Court approval.

Cash position and liquidity at September 30, 2010

TRCLP’s cash and cash equivalents decreased $5.8 million to $41.8 million as of September 30, 2010. The cash position of TRCLP is largely determined at any point in time by the relative short-term demands for cash by TRCLP and GGP.

Our ability to continue as a going concern is dependent upon our ability to execute the plan of reorganization for the TopCo Debtors.

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	December 31,
	2010	2009
	(Dollars in thousands)

Assets
Investment in real estate:
Land	$1,570,995	$1,573,186
Buildings and equipment	10,978,000	11,013,828
Less accumulated depreciation	(1,934,338)	(1,770,819)
Developments in progress	130,767	116,205
Net property and equipment	10,745,424	10,932,400
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,475,957	1,559,886
Investment land and land held for development and sale	1,886,480	1,678,811
Net investment in real estate	14,107,861	14,171,097
Cash and cash equivalents	41,796	47,610
Accounts and notes receivable, net	145,160	163,421
Goodwill	199,664	199,664
Deferred expenses, net	116,447	130,765
Prepaid expenses and other assets	564,909	586,561
Total assets	$15,175,837	$15,299,118

Liabilities and Capital
Liabilities not subject to compromise:
Mortgages, notes and loans payable	$6,786,094	$3,246,724
Investment in and loans to/from Unconsolidated Real Estate Affiliates	24,676	24,394
Deferred tax liabilities	782,517	856,747
Accounts payable and accrued expenses	499,445	395,066
Liabilities not subject to compromise	8,092,732	4,522,931
Liabilities subject to compromise	3,009,883	6,561,081
Total liabilities	11,102,615	11,084,012

Capital:
Partners’ capital	8,537,661	8,523,981
Receivable from General Growth Properties, Inc.	(4,484,781)	(4,329,594)
Partners’ capital attributable to General Growth Properties, Inc.	4,052,880	4,194,387
Noncontrolling interests in Consolidated Real Estate Affiliates	20,342	20,719
Total capital	4,073,222	4,215,106
Total liabilities and capital	$15,175,837	$15,299,118

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	Nine Months Ended
	September 30,
	2010	2009
	(Dollars in thousands)

Revenues:
Minimum rents	$620,356	$632,515
Tenant recoveries	272,905	289,913
Overage rents	12,930	11,983
Land sales	22,141	38,844
Other	32,714	28,594
Total revenues	961,046	1,001,849
Expenses:
Real estate taxes	93,130	90,044
Property maintenance costs	41,877	35,103
Marketing	8,745	7,616
Other property operating costs	176,226	184,991
Land sales operations	30,764	40,594
Provision for doubtful accounts	6,107	11,970
Provisions for impairment	3,109	278,838
Property management and other costs	38,158	37,584
Depreciation and amortization	247,421	254,322
Total expenses	645,537	941,062
Operating income	315,509	60,787

Interest income	5,943	5,997
Interest expense	(385,428)	(376,416)
Loss before income taxes, non controlling interests, equity in income of Unconsolidated Real Estate Affiliates and reorganization items	(63,976)	(309,632)
(Provision for) benefit from income taxes	(20,528)	27,806
Equity in income of Unconsolidated Real Estate Affiliates	29,708	14,771
Reorganization items	69,304	1,414
Income (loss) from continuing operations	14,508	(265,641)
Discontinued operations- loss on dispositions	—	(210)
Net income (loss)	14,508	(265,851)

Allocation to noncontrolling interests	(688)	(1,167)
Net income (loss) attributable to General Growth Properties, Inc.	$13,820	$(267,018)

Comprehensive income, net:
Net income (loss) attributable to General Growth Properties, Inc.	$13,820	$(267,018)
Other comprehensive income	—	—
Comprehensive income (loss), net	$13,820	$(267,018)

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-Possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CAPITAL

(UNAUDITED)

(Dollars in thousands)

				Noncontrolling
		Accumulated		Interests in
		other	Receivable from	Consolidated
	Partners’	comprehensive	General Growth	Real Estate
	Capital	loss	Properties, Inc.	Affiliates	Total Capital

Balance at January 1, 2009	$9,028,681	$(418)	$(4,220,504)	$20,196	$4,827,955
Net (loss) income	(267,018)	—	—	1,167	(265,851)
Receivable from General Growth Properties, Inc.	—	—	(88,555)	—	(88,555)

Distributions from non controlling interests in consolidated Real Estate Affiliates	(360)	—	—	(288)	(648)
Balance at September 30, 2009	$8,761,303	$(418)	$(4,309,059)	$21,075	$4,472,901

Balance at January 1, 2010	$8,523,981	$—	$(4,329,594)	$20,719	$4,215,106
Net income	13,820	—	—	688	14,508
Receivable from General Growth Properties, Inc.	—	—	(155,187)	—	(155,187)

Distributions from non controlling interests in consolidated Real Estate Affiliates	(140)	—	—	(1,065)	(1,205)
Balance at September 30, 2010	$8,537,661	$—	$(4,484,781)	$20,342	$4,073,222

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended
	September 30,
	2010	2009
	(Dollars in thousands)

Cash flows from operating activities:
Net income (loss)	$14,508	$(265,851)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in income of Unconsolidated Real Estate Affiliates	(29,708)	(14,771)
Provision for doubtful accounts	6,107	11,970
Distributions received from Unconsolidated Real Estate Affiliates	29,801	14,196
Depreciation and amortization	247,421	254,322
Amortization of deferred financing costs	5,142	13,132
Amortization (accretion) of debt market rate adjustments	11,288	(10,333)
Amortization of intangibles other than in-place leases	3,123	3,193
Straight-line rent amortization	(13,183)	(11,623)
Non-cash interest expense related to Special Consideration entities	(6,358)	—
Provisions for impairment	3,109	278,838
Land development and acquisition expenditures	(53,540)	(41,052)
Cost of land sales	7,089	20,147
Net loss on dispositions	—	210
Accrued interest expense related to the Plan	12,634	—
Reorganization items - finance costs related to emerged entities	55,975	(1,414)
Non-cash reorganization items	(126,890)	—
Net changes:
Accounts and notes receivable	25,873	(9,066)
Prepaid expenses and deferred expenses and other assets	10,553	(16,751)
Accounts payable and accrued expenses and deferred tax liabilities	125,288	100,948
Other, net	(9,043)	13,079
Net cash provided by operating activities	319,189	339,174

Cash flows from investing activities:
Development of real estate and property additions/improvements	(69,278)	(57,648)
Proceeds from sales of investment properties	26	6,418
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	91,273	12,014
Increase in investments in Unconsolidated Real Estate Affiliates	(7,075)	(116,542)
(Increase) decrease in restricted cash	(6,445)	6,622
Other, net	(4,106)	(3,384)
Net cash provided by (used in) investing activities	4,395	(152,520)

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES

(Debtor-in-possession)

A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended
	September 30,
	2010	2009
	(Dollars in thousands)
Cash flows from financing activities:
Proceeds from issuance of mortgages, notes and loans payable	—	86,059
Principal payments on mortgages, notes and loans payable	(117,341)	(155,152)
Advances to General Growth Properties, Inc.	(155,187)	(88,555)
Deferred financing costs	—	(1,070)
Distributions from noncontrolling interests	(1,205)	(648)
Finance costs related to emerged entities	(55,975)	—
Other, net	310	1,236
Net cash used in financing activities	(329,398)	(158,130)

Net change in cash and cash equivalents	(5,814)	28,524
Cash and cash equivalents at beginning of period	47,610	25,411
Cash and cash equivalents at end of period	$41,796	$53,935

Supplemental disclosure of cash flow information:
Interest paid	$288,118	$299,247
Interest capitalized	28,311	32,707
Income taxes paid	2,752	6,413
Reorganization items paid	57,586	422
Non-Cash Transactions:
Change in accrued capital expenditures incurred in accounts payable and accrued expenses	$(27,823)	$(14,991)
Mortgage debt market rate adjustment related to emerged entities	137,920	—
Recognition of note payable in conjunction with land held for development and sale	—	6,520
Change in deferred contingent property acquisition liabilities	161,622	—